heleum

savings accelerator

What's Broken?

Saving needs an upgrade.
We envision something easy, liquid, & high-growth.

Savings interest rates are too low.

Retirement accounts are not liquid.

Cryptocurrencies are risky and confusing.

Savings for the next generation.

How to Fix It

Can we raise interest rates?

Can we make IRAs more liquid?

Can we automate crypto investing?

We partnered with Uphold.
They handle all our compliance needs.
We chose Uphold for their currency selection, security, and service.

uphold®

What is Heleum?

Heleum is a crypto savings app on the Uphold platform designed to help anyone get started with cryptocurrencies.

Users sign up, add funds, and our patent-pending algorithm divides their funds into lots we call "balloons".

Balloons automatically move between national & cryptocurrencies for the most profit.


Menu
heleum
$2318.58
Active Balloons
Popped Balloons
Balloon 25
Launched: 2017-12-01
- $ 8.44
Balloon 21
2017-11-25 to 2017-11-29
+ $ 13.22
POPPED!
Balloon 24
Launched: 2017-11-30
+ $ 7.15
Balloon 20
2017-11-23 to 2017-11-25
+ $ 23.04
POPPED!



How it Works

heleum

Mesh Trading:

Compare ALL combinations

Float from falling currencies to rising currencies

8 Cryptocurrencies:

BTC	**Bitcoin**
ETH	**Ethereum**
BCH	**Bitcoin Cash**
LTC	**Litecoin**
DASH	**Digital Cash**
BTG	**Bitcoin Gold**
BAT	**Basic Attention Token**
XRP	**Ripple**



heleum

Performance

2017 Average Returns
(Version 1 - Buy Low, Sell High)

Avg. Account Balance	Avg. Trade Gains	Avg Monthly Return %
$1,193.35	$95.23	7.98%

Version 2 - Released May 2018

Biggest upgrade in our 2-year development history:
switching from buy-low, sell-high to buy rising, sell falling.

We learned from the crash and developed Heleum to have better loss handling so users are protected from future drops.

heleum

Performance

Version 2 Simulated Returns



90-Day Heleum Gain/Loss vs. Market Gain/Loss
Heleum v2.0 outperformed the cryptocurrency market average by over 27% during the 2018 crash (simulated).
Heleum
Market
0.25
0.00
-0.25
-0.50
-0.75
2017-12-13
2017-12-13
2017-12-13
2017-12-20
2017-12-20
2017-12-20
2017-12-27
2017-12-27
2017-12-27
2018-01-03
2018-01-03
2018-01-03
2018-01-10
2018-01-10
2018-01-10
2018-01-17
2018-01-17
2018-01-17
2018-01-24
2018-01-24
2018-01-24

Business Model

Share of Balloon Gains


Heleum
40%
User
60%

Users can increase their share of gains by depositing funds and referring users

Account Boosts

+ 5% for adding $1k
+ 10% for adding $10k
+ 15% for adding $100k
+ 20% for adding $1M

Referral Boosts

+ 1% per active referral

heleum

Our History

2012
Pace starts researching automated trading

Development begins on Uphold
2016

Apr 2017
LLC formed - Version 1 Released

Heleum Web App Released
Nov 2017

Apr 2018
Seed Round - Version 2 Released

Progress


User Growth
5,000
4,000
3,000
2,000
1,000
0
Nov '17
Dec '17
Jan '18
Feb '18
Mar '18
Apr '18

From 400 users to 4000 in 6 months

$2.75M in active user deposits

Announcing:

- v2.0 Launch May 2018
- iOS & Android November 2018

Future Projects:

- More currencies & code upgrades
- Expanding to other asset classes
- Integrate with retirement plans

Competitors


heleum
ProfitTrailer
FLPBIT
wealthfront
Betterment
STASH

Digital Currencies

Automation

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Market Size



$800B
$600B
$400B
$200B
$100B
$80B
$60B
$40B
$20B
10B
1B
100M
May '17
Jun '17
Jul '17
Aug '17
Sep '17
Oct '17
Nov '17
Dec '17
Jan '18
Feb '18
Mar '18
Apr '18

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

heleum

The Team



Pace Ellsworth
CEO

7 years of fintech, management, and marketing experience.

The decision-maker.



Taylor Ellsworth
CTO

4 years as a software engineer. CS major at SVU.

The coder.



David Hamaker
Tech Support

6 years Operational Support. Full Stack Ruby Developer.

The Dave.



Dan Pratt
CMO

5 years experience in online teaching and cryptocurrency experience.

The marketer.



Ben Pratt
CIO

6 years as an Electronics and Data Engineer. MA in Physics.

The database guy.


heleum

Morgan Aldous
Events

15 years experience building relationships between small businesses.

The networker.

Use of Proceeds


Algorithm
Product
Marketing
30%
40%
30%

Algorithm
- Better analytics tools
- New software engineers

Product
- New UX/UI Engineer
- Mobile app development

Marketing
- Affiliate marketing
- PPC Campaigns

heleum

The Mission

Protect users from volatile markets so new investors can profit, too

The Vision

Automate consumer finance so people can do what they love

heleum

let your money move you

Pace Ellsworth
Heleum CEO

Fb/Tw @heleumapp

Fb/Tw/Skype @paceme
pace@heleum.com
480-636-0927